UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PMC-Sierra, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

69344F106

(CUSIP Number)

Ralph V. Whitworth

Relational Investors, LLC

12400 High Bluff Drive, Suite 600

San Diego, CA 92130

(858) 704-3333

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69344F106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 22,807,519

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 22,807,519

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,807,519

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.73%

14.	Type of Reporting Person (See Instructions) IA/HC/OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,311,919

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 11,311,919

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,311,919

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.82%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors Mid-Cap Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,971,504

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,971,504

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,971,504

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.10%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Fund Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,098

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,098

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,098

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.01%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Coast Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 107,739

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 107,739

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 107,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) R.H. Fund 1, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 96,354

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 96,354

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,354

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors IX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 161,533

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 161,533

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,533

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.08%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 113,543

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 113,543

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 113,543

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XVI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,245

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 63,245

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,245

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XX, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 100,430

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 100,430

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.05%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XXIII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC/OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 141,052

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 141,052

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 141,052

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.07%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Relational Investors XXIV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 84,124

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 84,124

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,124

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) Ralph V. Whitworth

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,807,519

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,807,519

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,807,519

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.73%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only) David H. Batchelder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) NA

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 22,807,519

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 22,807,519

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,807,519

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.73%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A constitutes the fourth amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on January 17, 2012 and amended by Amendment No. 1, No. 2 and No. 3 filed by the Reporting Persons with the SEC on November 9, 2012, January 11, 2013 and August 1, 2013 (the “Statement”) with respect to the common stock, $0.001 par value (the “Shares”), of PMC-Sierra, Inc. (the “Issuer” or the “Company”). Except as specifically amended by this Schedule 13D/A, the Statement remains in full force and effect.

Item 2. Identity and Background

This Statement is being filed by Relational Investors Mid-Cap Fund I, L.P. (“MC I”), Relational Investors Mid-Cap Fund II, L.P. (“MC II”), Relational Coast Partners, L.P. (“RCP”), Relational Fund Partners, L.P. (“RFP”), RH Fund 1, L.P. (“RH 1”), Relational Investors IX, L.P. (“RI IX”), Relational Investors XV, L.P. (“RI XV”), Relational Investors XVI, L.P. (“RI XVI”), Relational Investors XX, L.P. (“RI XX”), Relational Investors XXIII, L.P. (“RI XXIII”) and Relational Investors XXIV, L.P. (“RI XXIV”) collectively, the “Relational LPs.” Each of the Relational LPs is a Delaware limited partnership. The principal business of each is securities investment.

This Statement is also being filed by Relational Investors, LLC (“RILLC”), a Delaware limited liability company. The principal business of RILLC is being the sole general partner or sole managing member of the general partner of certain investment partnerships, including the Relational LPs and the investment adviser of certain client managed accounts, the “Managed Accounts”. The Relational LPs and the Managed Accounts are the beneficial owners of the securities covered by this Statement. Pursuant to the Limited Partnership Agreement of each of the Relational LPs, and the investment management agreement of the Managed Accounts, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

This Statement is also being filed by Ralph V. Whitworth and David H. Batchelder. Messrs. Whitworth and Batchelder are the Principals of RILLC, in which capacity they share voting control and dispositive power over certain securities covered by this Statement. As such, Messrs. Whitworth and Batchelder may be deemed to have indirect beneficial ownership of such securities, but, each of Mr. Whitworth and Mr. Batchelder disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein. The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as Principals of RILLC (Messrs. Whitworth and Batchelder, together with Relational LPs and RILLC, hereinafter, the “Reporting Persons”).

During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Relational Persons is 12400 High Bluff Drive, Suite 600, San Diego, CA 92130.

Messrs. Whitworth and Batchelder are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons purchased an aggregate of 22,807,519 Shares for total consideration (including brokerage commissions) of $151.2 million derived from their working capital.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Statement, the Reporting Persons beneficially own in the aggregate 22,807,519 Shares, constituting approximately 11.73% of the outstanding Shares. The percentage of Shares owned is based upon 194,431,257 Shares reported to be outstanding on February 19, 2014, as set forth in the Company’s Annual Report on Form 10-K for the period ended December 28, 2013. The Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

NAME	NUMBER OF SHARES	% OF OUTSTANDING SHARES	VOTING AND DISPOSITIVE POWER
RILLC	2,645,978	1.36%	Sole
MC I	11,311,919	5.82%	Sole
MC II	7,971,504	4.10%	Sole
RCP	107,739	0.06%	Sole
RFP	10,098	0.01%	Sole
RH 1	96,354	0.05%	Sole
RI IX	161,533	0.08%	Sole
RI XV	113,543	0.06%	Sole
RI XVI	63,245	0.03%	Sole
RI XX	100,430	0.05%	Sole
RI XXIII	141,052	0.07%	Sole
RI XXIV	84,124	0.04%	Sole

RILLC, individually and in its capacity as an investment adviser, may be deemed to possess direct beneficial ownership of the 2,645,978 Shares that are owned by it and the Managed Accounts. Additionally, RILLC, as the sole general partner, of each of Relational LPs may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the 20,161,541 Shares beneficially owned by the Relational LPs because the limited partnership agreements of the Relational LPs specify that RILLC has sole investment discretion and voting authority with respect to those Shares. Each of Messrs. Whitworth and Batchelder, as Principals of RILLC, may be deemed to have indirect beneficial ownership of the Shares which RILLC may beneficially own. Each of Messrs. Whitworth and Batchelder disclaims beneficial ownership of such Shares except to the extent of his pecuniary interest therein.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

(b) See item (a) above.

(c) Not applicable.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by accounts managed by RILLC may be delivered to such accounts.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 2014

RELATIONAL INVESTORS MID-CAP FUND I, L.P.
RELATIONAL INVESTORS MID-CAP FUND II, L.P.
RELATIONAL COAST PARTNERS, L.P.

RELATIONAL FUND PARTNERS, L.P.

RH FUND 1, L.P.

RELATIONAL INVESTORS IX, L.P.

RELATIONAL INVESTORS XV, L.P.

RELATIONAL INVESTORS XVI, L.P.

RELATIONAL INVESTORS XX, L.P.

RELATIONAL INVESTORS XXIII, L.P.

RELATIONAL INVESTORS XXIV, L.P.

By:	RELATIONAL INVESTORS, LLC
as general partner to each,

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

RELATIONAL INVESTORS, LLC

	By:	/s/ Ralph V. Whitworth
Ralph V. Whitworth, Principal

/s/ Ralph V. Whitworth
Ralph V. Whitworth

/s/ David H. Batchelder
David H. Batchelder